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                            May 26, 2021

       Monica Brady
       Chief Financial Officer
       ProPhase Labs, Inc.
       711 Stewart Ave, Suite 200
       Garden City, NY 11530

                                                        Re: ProPhase Labs, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            File No. 000-21617
                                                            Filed March 31,
2021

       Dear Ms. Brady :

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Item 8. Financial Statements and Supplementary Data
       Note 3 - Business Acquisition, page 46

   1. You disclose that on October 23, 2020, you acquired all of the issued and outstanding shares of capital stock
of Confucius Plaza Medical Laboratory Corp. for approximately
                                                        $2.5 million in cash.
Tell us how you considered Rules 3-05 and 8-04 of Regulation S-
                                                        X in evaluating the
significance of the acquisition of Confucius Plaza Medical Laboratory
                                                        Corp. and whether you
are required to include audited financial statements and pro forma information under
Article 11 of Regulation S-X.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Monica Brady
ProPhase Labs, Inc.
May 26, 2021
Page 2

       You may contact Lynn Dicker at (202) 551-3616 or Kevin Kuhar, Accounting Branch
Chief at (202) 551-3662 with any questions.



FirstName LastNameMonica Brady                         Sincerely,
Comapany NameProPhase Labs, Inc.
                                                       Division of Corporation
Finance
May 26, 2021 Page 2                                    Office of Life Sciences
FirstName LastName